UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Notice dated May 15, 2015

RELEVANT INFORMATION

Bogotá. May 15, 2015. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that as a result of the assignment made by Fiduciaria Fiducor S.A. of 100% of its assets and liabilities to Alianza Fiduciaria S.A., the General Meeting of Bondholders of Grupo Aval effected today, in its second call, authorized the appointment of Alianza Fiduciaria S.A. in substitution of Fiduciaria Fiducor S.A. as legal representative of the holders of Bonds issued by Grupo Aval, as described below:

Issuance	Type of Security	Year of Issuance	Value (in COP)
Third Issuance	Ordinary Bonds	2005	$100,000,000,000
Fourth Issuance	Ordinary Bonds	2009	$518,750,000,000

Issuance	Series	Maturity Date
Third Issuance	A10	10/26/2015
Fourth Issuance	A7	12/03/2016
Fourth Issuance	A10	12/03/2019
Fourth Issuance	A15	12/03/2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel